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EXHIBIT 99.4(o)

403(b) Tax-Sheltered Annuity Rider
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                       403(b) TAX-SHELTERED ANNUITY RIDER

This rider is a part of the Contract to which it is attached by PM.

The contract under which it has been issued is hereby modified as specified below in order to qualify as a Tax-Sheltered Annuity ("TSA") under Section 403(b) of the Internal Revenue Code of 1986, as amended (the "Code").

The provisions of this rider will take precedence over any contrary provisions of the Contract.

Definitions

Annuitant -- is the individual named to receive periodic annuity payments purchased under this Contract. The Annuitant will at all times be the Owner of this Contract.

Annuity Start Date -- is the date you choose to have PM begin periodic annuity payments to the Annuitant. The Annuity Start Date may be no later than April 1, of the calendar year following the year in which the Annuitant reaches Age 70-1/2.

Contingent Annuitant -- is the individual who becomes the annuitant if the Annuitant dies before periodic annuity payments begin under this Contract. Only the spouse of the Annuitant may be named the Contingent Annuitant.

Contingent Owner -- is the individual who becomes the Owner if the Owner dies before periodic annuity payments begin under this Contract. Only the spouse of the Owner may be named the Contingent Owner.

Designated Beneficiary -- is the individual designated as a beneficiary by the Owner.


Tax-Sheltered Annuity Provisions

To ensure treatment as a TSA, this Contract will be subject to the requirements of Code Section 403(b), which are briefly summarized below:

     1. The Owner's rights under this Contract shall be nonforfeitable except for failure to pay future premiums.

     2. The Contract may not be transferred, sold, assigned, or pledged as collateral for a loan, or as security for the performance of an obligation, or for any other purpose, to any person other than PM.

     3. Premiums paid pursuant to a salary reduction agreement and applied to this Contract under a "plan" (within the meaning of Code Section 403(b)) are subject to the annual
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         limitation on "elective deferral" contributions under Section
         401(a)(30) of the Code and may not exceed the applicable Section 402(g) limit on elective deferrals. Such amount is periodically adjusted for inflation.

     4. Premiums applied to this Contract which exceed the applicable "exclusion allowance" (within the meaning of Code Section 403(b)(2)) shall not be excludable from gross income.

     5. Except if this Contract is purchased by a "church" (within the meaning of Code Section 3121(w)), if this Contract is purchased under a "plan" (within the meaning of Code Section 403(b)), the "plan" must satisfy the nondiscrimination requirements of Code Section 403(b)(12).

     6. Distributions attributable to premiums made pursuant to a salary reduction agreement may be made only when the Owner attains age 59-1/2, separates from service, dies, becomes "disabled" (within the meaning of Code Section 72(m)(7)) or incurs a hardship. A distribution made due to a hardship may not include income attributable to such premiums.

     7. Distributions from this Contact must comply with the minimum distribution and incidental death benefit rules of Code Section 401(a)(9). Accordingly, the entire interest under the Contract must be distributed:

         (a) not later than the April 1 next following the close of the calendar year in which the Owner attains age 70 1/2 (the "Required Beginning Date"), or

         (b) commencing not later than the Required Beginning Date over the life of the Owner or over the lives of the Owner and his or her Designated Beneficiary (or over a period not extending beyond the life expectancy of the Owner or the life expectancy of the Owner and his or her Designated Beneficiary).

         In addition, if the Owner dies before distribution of his or her interest in the Contract has begun in accordance with paragraph (b) above, the Owner's entire interest must be distributed within five years, unless (i) such interest is distributed to a Designated Beneficiary over his or her life (or over a period not extending beyond such Designated Beneficiary's life expectancy) and (ii) such distribution begins not later than one year after the Owner's death. If the Designated Beneficiary is the Owner's surviving spouse, the date on which the distributions are required to begin shall not be earlier than the date on which the Owner would have attained age 70-1/2.

         If the Owner dies after distribution of his or her interest in the Contract has begun in accordance with paragraph (b) above but before his or her entire interest has been distributed, the remaining interest will be distributed at least as rapidly as under the method of distribution being used prior to the Owner's death.
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         All distributions must comply with a method of distribution offered by
         PM under this Contract. In addition, all minimum distributions required under Code Section 401(a)(9) must comply with the proposed Treasure Regulation section 1.403(b)-2.

     8. If the Owner or Annuitant receives a distribution from this Contract that qualifies as an "eligible rollover distribution" (within the meaning of Code Section 402(f)(2)(A)) and elects to have such distribution paid directly to an "eligible retirement plan" (within the meaning of Code Section 402 (c)), such distribution shall be made in the form of a direct transfer to the eligible retirement plan. PM may establish reasonable administrative rules applicable to such direct transfers.

Miscellaneous Provisions

     1. PM reserves the right to amend this rider to comply with future changes in the Code and any regulations or rulings issued thereunder without consent (except for the states of Michigan, Pennsylvania, South Carolina and Washington, where affirmative action is required). PM shall provide the Owner with a copy of any such amendment.

                     PACIFIC MUTUAL LIFE INSURANCE COMPANY

        /s/ Thomas C. Sutton                           /s/ Audrey L. Milfs
        Chairman and Chief Executive Officer           Secretary


R-403B